UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Evolving Gold Corporation
1188 West Georgia Street
Suite 1200
Vancouver, British Columbia
V6E 4A2
Phone (604) 685 6375
www.evolvinggold.com

NEWS RELEASE

Significant Results of Historical Drilling on the Winnemucca Mountain Property

Vancouver, British Columbia, June 20, 2005: Evolving Gold Corporation (CNQ:GOLD) announces, as a follow up to our news release of February 18, 2005, a list of the most significant, gold-anomalous intersections from previous drilling at their Winnemucca Mountain project. These data have been identified as part of a compilation of all available data on the property, which has seen limited exploration in the past.

The Winnemucca Mountain property is located near the northern end of the highly-productive Battle Mountain-Eureka gold trend in Humboldt County near Winnemucca, Nevada. The drilling was carried out by Santa Fe Pacific Mining during 1988 to 1990. No further drilling has been carried out on the property since that date.

The following table is a summary of the most anomalous gold values encountered during the Santa Fe Pacific Mining drill campaign.

Drillhole	Area	Interval (ft)	Length (ft)	Length (m)	Grade opt Au
DWM 014	Swordfish	190'-195'	5'	1.5	0.413
DWM 015	Swordfish	55'-85'	35'	10.7	0.070
"	Swordfish	145'-150'	5'	1.5	0.094
DWM 019	Swordfish	15'-45'	30'	9.1	0.027
DWM 026	Swordfish	610'-615'	5'	1.5	0.101
DWM 027	Swordfish	510'-525'	15'	4.6	0.052
"	Swordfish	875'-890'	15'	4.6	0.029
DWM 028	Swordfish	360'-425'	65'	19.8	0.031
DWM 030	Swordfish	845'-900'	55'	16.8	0.040
DWM 032	Swordfish	25'-35'	10'	3.0	0.173
DWM 038	Swordfish	675'-700'	25'	7.6	0.051
DWM 039	Swordfish	1100'-1105'	5'	1.5	0.156
"	Swordfish	1342'-1347'	5'	1.5	0.243
DWM 041	Don's Rock	455'-465'	10'	3.0	0.223
DWM 045	Swordfish	70'-80'	10'	3.0	0.164
DWM 053	Swordfish	265'-290'	25'	7.6	0.047
DWM 055	Swordfish	250'-255'	5'	1.5	0.259
DWM 066	Swordfish	645'-690'	45'	13.7	0.114
DWM 077	Swordfish	615'-635'	20'	6.1	0.058
DWM 083	Swordfish	460'-465'	5'	1.5	2.002
Data from Keyser, 2004, Geological Report on the Winnemucca Mountain Property

The historic drilling program targeted potential bulk tonnage, low-grade gold mineralization. In contrast, Evolving gold is targeting vein-hosted, higher-grade gold mineralization of the type that is known to be associated with large, bulk tonnage deposits, such as at the Sleeper deposit which is located approximately 30 kilometers to the northwest. At Winnemucca Mountain, the highest grade intersections, such as in SWM 014 and DWM 083 are associated with strong silicification and quart veining which forms the target for Evolving's planned follow-up exploration.

In compliance with NI 43-101, Lawrence A. Dick, Ph.D., P.Geo., is the Qualified Person responsible for the technical accuracy of this news release. Geochemical analyses were carried out by Chemex Labs Inc. in Sparks, Nevada. Insufficient information is available to determine true width of drill intercepts. An independent NI 43-101 compliant technical report has been submitted.

On behalf of Evolving Gold Corporation

/s/ Lawrence A. Dick
________________________________
Lawrence A. Dick, Ph.D., P.Geo.
President

AMENDED & RESTATED

EVOLVING GOLD CORPORATION

Management Discussion and Analysis
for the Third Quarter ended December 31, 2004

The following information, prepared as of February 7, 2005, should be read in conjunction with the unaudited interim financial statements of Evolving Gold Corp. for the nine months ended December 31, 2004, as well as the audited financial statements for the period ended March 31, 2004 and the related management's discussion and analysis (the "Annual MD&A"). The Company's critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise indicated.

The Company

Evolving Gold Corp. ("Evolving" or the "Company") is a mineral exploration company engaged in the acquisition and exploration of natural resource properties.

The Company received a final receipt for its initial prospectus offering and became a reporting issuer in the Provinces of Alberta, British Columbia and Ontario on May14, 2004.

On June 9, 2004, the Company received the approval of the Canadian Trading and Quotation System Inc. (the "CNQ") for the listing of its common shares on the CNQ, under stock symbol "GOLD". The Company officially began trading on the CNQ on June 14, 2004.

The Company currently has an option to acquire a 70% interest in a mineral property located in the Gordon Lake area of the Northwest Territories, known as the Murray Property. The Murray Property consists of one mineral claim totalling 2,965 acres (1,200 ha) and is located 78 kilometres northeast of Yellowknife, NT.

The claim was originally staked in January, 2003 by Aurora Geosciences Ltd. on behalf of Mr. Jody Dahrouge. The Murray Property was purchased by International Zimtu Technologies Inc. ("Zimtu") from Mr. Dahrouge in June, 2003 for the costs of staking ($13,200). On July 22, 2003, the Company was granted the option to earn a 70% interest in the property from Zimtu. To earn the interest, Evolving must spend $250,000 on exploration prior to July 22, 2006, pay $17,000 (paid) and issue 200,000 special warrants of Evolving to Zimtu (issued). Both Mr. Dahrouge and Zimtu hold a 1% net smelter royalty ("NSR") on mineral production and a 1% gross overriding royalty ("GORR") on diamond production from the property. One half of each royalty can be repurchased for a cash consideration of $500,000.

Suite1200- 1188 West Georgia Street, Vancouver, B.C., Canada, V6E4A2
Tel. 604 685-6375 Fax. 604 669-2960 Email. info@evolvinggold.com Web. www.evolvinggold.com
CNQ: GOLD

The Company plans to conduct an exploration program on the Murray Property in an effort to further define the Property's mineralization potential. A technical report was prepared on the Property by Gary Vivian, P. Eng., an independent consulting geologist, in compliance with National Instrument 43-101. In the "Summary Report on the Murray Property" dated September 3, 2003, Mr. Vivian recommended that a detailed compilation of the existing property information, together with a review of aerial photographs to identify folds, breaks in structures, and structural trends be completed, as well as detailed scale mapping. In addition, the locations of previous trenches will be investigated. The estimated cost for the initial program is $55,000. This work program was repeatedly delayed due to adverse weather conditions.

As of June 1, 2005, the Company has proceeded with work on the Murray property as follows:

1. On February 17, 2005, the Company issued a cheque in the sum of $6,226.50 to the Mining Recorder, Indian and Northern Affairs, for an extension on the work to be done on the claims and filing fees with respect to the Murray property.

2. On April 19, 2005, the Company issued a cheque in the sum of $2,577.23 to Dahrouge Geological Consulting to purchase topographical maps, compile geology onto a base map, prepare for a site visit and budget / plan for assessment work on the Murray property.

At present, the Company believes that it is in the best interest of its shareholders to focus on its Winnemucca Mountain and Voisey's Bay properties. Both properties are in the advanced exploration stage, which offer better access and infrastructure. In addition, both properties are situated in locations that have weather conditions conducive to a twelve month work program. Notwithstanding its focus on the Winnemucca Mountain and Voisey's Bay properties, the Company will maintain its obligations on the Murray property while looking for a new joint venture partner or operator.

On December 3, 2004, the Company entered into an option agreement to acquire 62 unpatented mineral claims in Humboldt County, Nevada (the "Winnemuca Property"). In order to earn its interest, Evolving must spend US$4,000,000 on exploration prior to December 31, 2008, pay US$70,000 to the vendors at various times on or before February 25, 2005 and issue 1,800,000 shares of Evolving to the vendor at various times on or before December 31, 2007. The property is subject to 2% net smelter royalty.

Summary of Quarterly Results

The following is a summary of the results from the eight previously completed financial quarters. As the Company was incorporated in June 2003 and recently declared March 31 as its fiscal year end, quarterly financial information was not available for the periods prior to March 31, 2004.

	Quarter ended:
	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
Revenues	Nil	Nil	Nil	Nil	-	-	-	-
Net income (loss)	($39,227)	($186,877)	($51,304)	($152,118)	-	-	-	-
Net income (loss) per share, basic and fully diluted	($0.01)	($0.03)	($0.02)	N/A	-	-	-	-
Total assets	$114,130	$46,937	$116,753	$169,715	-	-	-	-

The reason for the significant increase in net loss during the quarter ended September 30, 2004, is due to the difference in stock-based compensation. For the quarter ended September 30, 2004, stock-based compensation was $113,945 as compared to $nil and $14,220 charged for the quarters ended March 31, 2004 and December 31, 2004, respectively. The net loss of $152,118 for the period ended March 31, 2004 reflects aggregate costs incurred during the nine and one-half month fiscal period, as quarterly breakdowns are not available for the periods prior to March 31, 2004.

The reason for the significant decrease in total assets during the quarter ended September 30, 2004, is due to high administration costs without additional financing. The increase in total assets between the periods ended September 30, 2004 and December 31, 2004 reflects a $80,000 increase in carrying value of mineral properties pursuant to the issuance of 400,000 common shares less general administration expenses.

Results of Operations

During the nine months ended December 31, 2004, the Company reported a loss of $277,408 or $0.04 per share (loss of $39,227 or $0.01 per share for the three months ended December 31, 2004). The Company did not generate any revenue during either reporting period and incurred minimal overhead expenses.

Included in the statement of loss for both the nine-month ($128,165) and three-month ($14,220)periods ended December 31, 2004 is a provision for stock-based compensation expense. The accounting policy for such item is as described elsewhere in this document.

The only exploration related activity of the Company during the current fiscal year to date is the execution of the option agreement which the Company has entered into regarding the Winnemuca Property.

Liquidity and Capital Resources

Since incorporation in June 2003, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities for the cash required for capital acquisitions, exploration and development, and administration, among other things.

The Company will continue to require funds to meet its obligations under the Murray Property option agreement and under the Winnemuca Property option agreement and as a result, will have to continue to rely on equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. Pursuant to the Murray Property agreement, as amended September 16, 2004, the Company must expend a total of $250,000 on the Murray Property over a period of three years. In addition, in order to maintain its Winnemuca Property agreement in good standing the Company must expend a total of US$4,000,000 over a period of four years. The Company does not have any other commitments for material capital expenditures over either the near or long term and none are presently contemplated other than as disclosed above and or over normal operating requirements.

During the nine months ended September 30, 2004, the Company completed no financings, however, in December 2004 it announced its intention to complete a non-brokered private placement financing for $96,000 by offering 600,000 units at $0.16 per unit. The financing closed in early January 2005.

Financial Condition and Cash Flows

The Company has a working capital deficiency of $21,761 at December 31, 2004 as compared to positive working capital of $127,482 at March 31, 2004. The decrease in working capital corresponds directly to the operating expenses of the Company. It also reflects the fact that, as described earlier, the Company has no revenues from operations and at this time is dependent on raising its working capital from the junior resource equity markets. As noted above, the Company remedied in part its working capital deficiency by completing a private placement financing for $96,000 in January 2005. The Company plans to go back to the junior resource capital markets in the near future in order to complete additional financings necessary to fund the Company's ongoing operating cash requirements.

Transactions with Related Parties

"Management Fees(1)	$41,379
Rent and Administration Fees(2)	7,050
Promotion and Advertising Expenses(3)	450
TOTAL	$48,879

(1) During the nine months ended December 31, 2004, the Company incurred management fees of $23,879 and $17,500 with a significant shareholder of the Company, and a company whose director acts as a manager of the Company, respectively.
(2) The Company incurred rent and administration fees of $4,050 and $3,000 with a significant shareholder of the Company and a company with a common director, respectively.
(3) The Company further incurred promotion and advertising expenses of $450 with a significant shareholder of the Company." These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

During the three months ended December 31, 2004, the only related party transaction was the payment of $3,000 by the Company to a company with a common director with respect to office rent.

During the period ended March 31, 2004, the Company prepaid a total of $25,550 in respect of a management services agreement to a company whose director formerly acted as manager for the Company. As at December 31, 2004, the prepaid balance under this agreement was reduced to nil.

Currently, no fees are being paid to management or directors. The Company feels that monies should be spent on exploration and evaluation of the projects and limit general and administrative expenses.

Changes In Accounting Policies

During the three months ended September 30, 2004, the Company granted 500,000 stock options to certain directors. During the three months ended December 31, 2004, the Company granted 50,000 stock options to a consultant. Pursuant to accounting standards as determined by the Canadian Institute of Chartered Accountants, companies must use the fair value based method of accounting for stock awards for fiscal years beginning January 1, 2004. Accordingly, the Company has adopted a policy with regard to this matter as disclosed in the notes to the interim financial statements for the nine months ended December 31, 2004. The impact of such policy was that a charge to operations for stock-based compensation amounting to $113,945 was made during the three-month period ended September 30, 2004 with an additional charge of $14,220 recorded in the three-month period ended December 31, 2004. In both cases an offsetting credit was recorded to contributed surplus.

Financial Instruments

As disclosed in its audited financial statements, the Company has identified the financial instruments that it utilizes on a day-to-day basis as being cash and accounts payable and accrued liabilities.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Outstanding Share Data

(a) Authorized:

Unlimited number of common shares without par value.

Issued and outstanding

7,150,100 common shares as at January 31, 2005, for net consideration of $482,600.

(b) Outstanding stock options at February 7, 2005

Type of Security	Number	Option Price	Expiry Date
Stock options	250,000	$0.25	July 15, 2009
Stock options	250,000	$0.25	September 15, 2009
Stock options	50,000	$0.34	December 08, 2009

Risks and Uncertainties

The Company is a development stage company engaged in the evaluation, acquisition, exploration, and, if warranted, development and operation of mineral resource properties of merit. The Company currently has no producing properties and no operating income or cash flow. The Company has two exploration stage projects- the Murray Property and the Winnemuca Property.

Both the Murray Property and Winnemuca Property are in an exploration stage only and are without a known body of commercial ore. Development of the properties will only follow upon obtaining satisfactory results. Exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore. The long term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of precious metals from its exploration properties. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations and interest rates.

Investor Relations

During the nine months ended December 31, 2004 the Company did not engage any third party investor relations consultants. Investor relations activities were restricted to management staff distributing the Company's press releases and updating shareholders as to corporate developments.

Additional Disclosure for Venture Issuers without Significant Revenue

As the Company has not had significant revenue from operations in either of its last two financial years, the following is a breakdown of the material costs incurred:

	Nine months ended December 31, 2004	Financial year ended March 31, 2004
Deferred property acquisition costs	$80,000	$27,000
Administrative expense	$277,408	$152,133

The administrative expense is broken down into various components in the Statement of Loss and Deficit included in the interim financial statements for the nine months ended December 31, 2004.

Additional Information

Additional information about the Company is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.evolvinggold.com.

EVOLVING GOLD CORPORATION

June 21, 2005

British Columbia Securities Commission

VIA SEDAR

Attention: Betty Adema, Securities Analyst, Financial Reporting Department

Re: Evolving Gold Corporation ("the Company")
Profile #20628, Project #738747 Submission #1, Interim MD&A
File No: S 183532-10; Continuous Disclosure Review

Dear Madam:

In response to your letter dated May 10, 2005, please refer to the "Amended and Restated" Interim Management Discussion and Analysis attached herewith. The Company's Interim MD&A for the period ended December 31, 2004 is being re-filed as a result of a review by the BC Securities Commission.

Thank you for your attention.

/s/ Warren McIntyre
________________________________________
Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: September ___, 2005

/s/ Warren McIntyre
________________________________________
Name: Warren McIntyre
Title: Chief Financial Officer, Corporate
Secretary and Director